UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT

ANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the fiscal year ended December 31, 2023

GolfSuites 1, Inc.

(Exact name of issuer as specified in its charter)

Delaware	83-2379196

(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
650 East Bloomingdale Avenue, Brandon, FL	33511

(Address of principal executive offices)	(Zip Code)

(813) 621-5000

(Phone)

Common Stock and Preferred Stock

(Title of each class of securities issued pursuant to Regulation A)

TABLE OF CONTENTS

BUSINESS	- 3 -

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	- 14 -

DIRECTORS, EXECUTIVE OFFICERS, AND SIGNIFICANT EMPLOYEES	- 18 -

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS	-19 -

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS	- 20 -

FINANCIAL STATEMENTS FOR THE FISCAL YEARS ENDING DECEMBER 31, 2021 AND DECEMBER 31, 2020	F-1

In this annual report, (the “Annual Report”) the term “GolfSuites,” “we,” “us,” “our,” or “the company” refers to GolfSuites 1, Inc. a Delaware corporation and its wholly-owned subsidiaries on a consolidated basis. The term “GolfSuites Lubbock” refers to GolfSuites Lubbock, LLC, the term “GolfSuites Tulsa” refers to GolfSuites Tulsa, LLC, the term “GolfSuites Baton Rouge” refers to GolfSuites Baton Rouge, LLC, the term “GolfSuites Auburn” refers to GolfSuites Auburn, LLC, the term GS City Club 1 refers to GolfSuites City Club 1, LLC. GolfSuites Lubbock, GolfSuites Tulsa, GolfSuites Baton Rouge, GolfSuites Auburn and GS City Club 1are wholly owned subsidiaries of the company.

THIS ANNUAL REPORT MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY’S MANAGEMENT. WHEN USED IN THE ANNUAL REPORT, THE WORDS “ESTIMATE,” “PROJECT,” “BELIEVE,” “ANTICIPATE,” “INTEND,” “EXPECT” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY’S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

Item 1. Business

Overview

GolfSuites 1, Inc. owns, leases and operates outdoor golf driving range entertainment centers. In addition, the company intends to develop indoor entertainment venues that provide access to golf simulators.

The outdoor entertainment centers and indoor venues aim to provide next generation hospitality and dining venues, high tech gamified golf, either on the ranges or within the simulators, in climate-controlled suites, live entertainment, and spaces for both social and corporate functions.

As of December 31, 2023, the company owns and or operates the following facilities.

•	The company owns 100% of GolfSuites Tulsa, LLC facility (“Tulsa”).

•	The company owns 100% of GolfSuites Lubbock, LLC facility (“Lubbock”).

•	The company manages GolfSuites Baton Rouge, LLC facility (“Baton Rouge”), and owns a 50% interest in Baton Rouge. A private investor owns the remaining 50% interest in Baton Rouge.

•	Similarly, the company owns a 50% interest in GolfSuites Madison, LLC (“Madison”). A private investor owns the remaining 50% interest in Madison. As of December 31, 2022, development of the Madison site has been discontinued, and the company is seeking a buyer for the site.

•	The company owns 100% of Gulf Suites Auburn, LLC facility (“Auburn”). This property was purchased on August 18, 2023.

•	The company owns 100% of GolfSuites City Club 1, LLC facility (“GS City Club 1”).

Tulsa is located in Jenks, Oklahoma a suburb of Tulsa and was formerly operated under the FlyingTee brand. Tulsa operated under the GolfSuites brand. Tulsa and the land on which it is located is leased by the company. On April 23, 2024, management decided that it was in the best interest of the company to close the Tulsa facility due to disputes with the owner of the property as well as prior and continued losses attributable to the site. See – “Litigation”, “Management’s Discussion and Analysis” and our consolidated financial statement (specifically the “Consolidating Statement of Operations”) for additional information.

Lubbock is located in Lubbock Texas. It formerly operated under the 4ORE! Golf brand. Currently, it operates under the brand, 4ORE! Golf-Powered by GolfSuites. During 2023, it converted to operating under the GolfSuites brand. The Lubbock Facility is owned by the company and the land on which it is located is leased by the company.

On March 16, 2021, GolfSuites formed Baton Rouge for the purpose of leasing an approximate 18-acre existing driving range in Baton Rouge, Louisiana. On June 1, 2022, Baton Rouge began operations of the 40-bay facility offering similar services as Tulsa and Lubbock.

On May 5, 2022, Madison purchased approximately 9 acres of land which the company had intended to develop into a 40-bay golf driving range and entertainment facility. The land was purchased on May 5, 2022 with funding provided by the company’s Regulation A share sales, private equity investment, advances from GolfSuites, Inc., positive operating cash flows from existing operations, and $1,125,000 of mortgage financing. As of the date of this Offering Circular, the development of the Madison site has been discontinued, and the company is seeking a buyer for the site.

On August 18, 2023 Auburn purchased approximately 10 acres which the company intends to develop into a 40 bay golf driving range and entertainment facility. The funding was provided by the company’s Regulation A share sales, private equity investment, advances from GolfSuites, Inc., positive operating cash flows from existing operations, and $840,000 of mortgage financing. Total development costs for this facility are expected to be approximately $7,850,000. The company intends to have this facility operational by January 2025.

On September 15, 2023, GolfSuites formed GS City Club 1for the purpose of leasing a site in downtown St. Petersburg, Florida. On September 21, 2023, the company entered into a five year lease on the property. GS City Club 1 will be GolfSuites’ first GolfSuites City Club. A GolfSuites City Clubs will typically include the following characteristics:

•	located in an urban facility,

•	various membership options,

•	a focused restaurant concept specializing in food and beverage service and

•	operate 5-20 golf simulator lounges (individually a “GolfSuites City Club”).

The company intends to enter into the franchise business. During Q2 2024, the company formed GolfSuites Franchising, LLC. Franchising will be used to franchise independent owner-operators. The franchise brand is called “19th Hole.”

GolfSuites’ auditor has issued a “going concern” opinion on their financial statements, which means the company may not be able to succeed as a business without additional financing; see “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Liquidity” and “Risk Factors” for more information.

The Facilities

Below are statistics related to each outdoor multi-floor facility.

	TULSA FACILITY*	LUBBOCK FACILITY	BATON ROUGE FACILITY	AUBURN FACILITY**
ENTERTAINMENT AMENITIES	60 golf suites.	56 golf suites.	40 golf suites.	40 golf suites
	These suites open up to the golf target field and incorporate comfortable seating, ball dispensers, club storage, gaming and media displays.	These suites open up to the golf target field and incorporate comfortable seating, ball dispensers, club storage, gaming and media displays.	These suites open up to the golf target field and incorporate comfortable seating, ball dispensers, club storage, gaming and media displays.	These suites will open up to the golf target field and incorporate comfortable seating, ball dispensers, club storage, gaming and media displays.
	Private lessons available, pinball, pool and corn hole.	Private lessons available, pinball, pool and corn hole.	Private lessons available, pinball, pool and corn hole.	Private lessons available, pinball, pool and corn hole.
HOSPITALITY AMENITIES	2 restaurants and 2 bars.	2 restaurants and 2 bars.	1 restaurant and 1 bar.	1 restaurant and 1 bar.
OPERATIONAL STATISTICS	Multi-floor facility.	Multi-floor facility.	Single floor facility.	Single floor facility.
	Average weekly guests: Approximately 2,500 since September 2019 to present.	Average weekly guests: Approximately 2,500 since August 2020 to present.	Average weekly guests: Approximately 500 since June 2022 to present.	Average weekly guests: *not yet developed

*Closed as of April 23, 2024.

**Not yet operational.

Below are statistics related to each indoor GolfSuites City Club.

GS CITY CLUB 1 FACILTY*
ENTERTAINMENT AMENITIES	Eight indoor simulation lounges
These suites open up to the indoor dining area and incorporate comfortable seating, club storage, gaming and media displays.
HOSPITALITY AMENITIES	One bar and restaurant area with indoor seating, together with an outdoor dining area.
OPERATIONAL STATISTICS	N/A

*Not yet operational.

To date, revenues have come from the following activities:

•	Driving range suite rentals.

•	Special events sales.

•	Food and beverage sales.

•	Coaching and instruction services.

•	Retail sales.

The company collects revenue upon sale of an item (including: membership sales, food and beverage sales, apparel etc.) and recognize the revenue when the sale is made.

Cost of revenues for the company includes the cost of food, beverages, liquor, wine and beer sold to customers.

Operating expenses currently consist of advertising and marketing expenses and general administrative expenses.

Facilities

As of December 31, 2023 the company operated three facilities. The Tulsa Facility, the Lubbock Facility and the Baton Rouge Facility.

The Tulsa Facility: Overview

The Tulsa Facility is located at 600 Riverwalk Terrace in the City of Jenks, County of Tulsa, Oklahoma. The company believes the following to be the most appealing characteristics of the Tulsa Facility:

•	It is a mid-size venue consisting of approximately 53,102 rentable square feet and a driving range.

•	It is an entertainment facility, show casing live entertainment, gamified golf and various games such as pinball, pool and corn hole. It is also prides itself on its local chef inspired menus, craft cocktails and full-service restaurants.

•	It is located in a metropolitan area with a mid-size population.

•	Multiple university communities are a short distance away (less than ten miles).

•	There is an established millennial population within the area which fosters a trade market.

•	It is less than one mile to major highways, interstate access other large entertainment facilities, restaurant, and recreational attractions.

During 2019, the company began re-branding and upgrading the facility. As of December 31, 2023, the company has invested approximately $1,339,000 ]into the Tulsa Facility. The facility was closed on April 23, 2024.

The Tulsa Facility: Lease Agreement

•	The term of the Tulsa Facility lease agreement is 25 years.

•	Annual base lease payments are $360,000, adjustable throughout the terms of the lease.

•	GolfSuites Tulsa is entitled to 50% of the net cash flow. The remaining 50% of the net cash flow is due and payable to Onefire Holding Company.

The Lubbock Facility: Overview

The Lubbock Facility is located at 6909 Marsha Sharp Fwy, Lubbock, Texas 79407. The company believes the most appealing characteristics of the Lubbock Facility to be:

•	It is a mid-size venue with a driving range.

•	It is an entertainment facility, show casing live entertainment, gamified golf and various games such as pinball, pool and corn hole. It is also prides itself on its local chef inspired menus, craft cocktails and full-service restaurants.

•	It is located in a metropolitan area with a mid-size population.

•	Multiple university communities are a short distance away (less than ten miles).

•	There is an established millennial population within the area which fosters a trade market.

•	It is less than one mile to major highways, interstate access other large entertainment facilities, restaurant and recreational attractions.

The Lubbock Facility currently operates under the 4ORE! Golf brand, however, it is owned and operated by GolfSuites. During 2023, it converted to operating under the GolfSuites brand. The company has completed its rebranding, which cost $40,000.

The Lubbock Facility: Lease Agreement

•	The lease agreement related to the land on which the facility is on is for a term of 20 years, terminating October 31, 2038. The beginning monthly rent is $13,000 annually and increases by 2% every year thereafter. The lease includes twenty 5-year options for renewal.

The Baton Rouge Facility: Overview

The Baton Rouge Facility, located at 8181 Siegen Lane, Baton Rouge, Louisiana. The company believes the most appealing characteristics of the Baton Rouge Facility to be:

•	It is a mid-size venue consisting of approximately 40 bays and a driving range.

•	It is an entertainment facility, show casing live entertainment, gamified golf and various games such as pinball, pool and corn hole. It is also prides itself on its local chef inspired menus, craft cocktails and full-service restaurants.

•	It is located in a metropolitan area with a mid-size population.

•	Multiple university communities are a short distance away (less than ten miles).

•	There is an established millennial population within the area which fosters a trade market.

•	It is less than one mile to major highways, interstate access other large entertainment facilities, restaurant and recreational attractions.

The re-branding and upgrading of the facility was completed during 2022.

The Baton Rouge Facility: Lease Agreement

•	The term of the Baton Rouge Facility lease agreement is 5 years; however the company has the option to extend the lease for 2 periods of 5 years.

•	Annual base lease payments range from $15,000, for the first year, $39,600 for the second year and $60,000 for years 3-5. The company is currently paying $30,000 a year.

Future Larger Outdoor Facilities

Over the next year the company intends to: (i) continue to source existing facilities, and (ii) purchase land for future facilities where such opportunities exist.

On August 18, 2023 GolfSuites Auburn purchased 10 acres located in Opelika, Alabama, near Auburn University.  GolfSuites Auburn intends to do the following with the property:

•	Build a 40 bay facility.

•	Each suite will open up to the golf target field and incorporate comfortable seating, ball dispensers, club storage, gaming and media displays.

•	Private lessons will be available. Guest can also play pinball, pool and corn hole.

•	1 restaurant will be onsite.

•	1 bar will be onsite.

The company expects that the Auburn Facility will be operational by January 2025

Further, the company is currently sourcing future facilities that will likely have the following characteristics:

•	Mid-size venue consisting of approximately 40 bays and a driving range.

•	It is an entertainment facility, show casing live entertainment, gamified golf and various games such as pinball, pool and corn hole. It is also prides itself on its local chef inspired menus, craft cocktails and full-service restaurants.

•	It is located in a metropolitan area with a mid-size population.

•	Multiple university communities are a short distance away (less than ten miles).

•	There is an established millennial population within the area which fosters a trade market.

•	It is less than one mile to major highways, interstate access other large entertainment facilities, restaurant and recreational attractions.

Sourcing Larger Outdoor Facilities

When contemplating leasing already existing facilities, purchasing existing facilities, or building a facility from the ground up the company looks as the following factors to determine whether the project is suited for the company:

•	Location and size of each future facility.

•	Large and mid-size populations within metropolitan areas.

•	University communities with populations of at least 100,000.

•	Local millennial populations.

•	The proximity to major highway, interstate access other large entertainment facilities, restaurant, and recreational attractions.

•	Ongoing growth trends in the selected area.

•	Proximity of select population bases including: university students, types of housing developments and employment rates.

•	Whether a local government is cooperative and favors the development of leisure facilities.

•	Cost of land.

•	Availability and potential threat of competitor facilities within the vicinity.

•	Favorable mortgage/lender terms and relationships.

Financing Facilities

The company intends to lease and/or purchase already existing facilities with a combination of the following:

•	The proceeds of the Regulation A offering.

•	Funds advanced to GolfSuites by GolfSuites, Inc. (the “Parent Company”).

•	Mortgage financing provided by banks, private equity funds, lending-REITs and/or other financial institutions.

The company intends to purchase land to begin the construction of facilities with a combination of the following:

•	The proceeds of the Regulation A offering.

•	Funds advanced to GolfSuites by the Parent Company.

•	Mortgage financing provided by banks, private equity funds, lending-REITs and/or other financial institutions.

Future GolfSuites City Club and GolfSuites Lounge Facilities

The company intends to develop golf driving range simulator lounges under the brand name GolfSuites City Clubs. The company believes that through the premium experience of golf play, food and beverage and music, GolfSuites City Clubs are intended to inspire people of all ages and skill levels to come together for playful competition and entertainment. The goal of GolfSuites City Clubs is to combine a simulated golfing experience with a luxurious atmosphere of hospitality and entertainment. Each GolfSuites City Club will likely feature a large screen with a variety of multi-sport games, HDTVs, comfortable lounge seating and food and beverage offerings.

The company intends for GolfSuites City Clubs to offer daily, monthly or annual membership options. It is likely that membership packages and daily rates will be specific to each venue. These locations are focused on higher income urban areas.

The company also intends to develop golf driving range simulator lounges under the brand name GolfSuites Lounges. While similar to the GolfSuite City Clubs with the simulated golf play, food, beverage, and music, it is intended to be located in more suburban locations that could fit within shopping center locations or other similar commercial locations in highly residential areas that appeal to families seeking food and entertainment options. It is not anticipated that GolfSuites Lounges will have membership options.

Sourcing GolfSuites City Clubs and GolfSuites Lounge Facilities

The company intends to use similar criteria for sourcing the GolfSuites City Clubs and GolfSuites Lounges. Specifically, when contemplating any of the following: (i) leasing existing facilities, (ii) entering existing structures and building them out, or (iii)  building a facility from the ground up, the company looks as the following factors to determine whether the project is suited for the company’s business objectives:

•	Location and size of each future facility.

•	Large and mid-size populations within metropolitan areas.

•	University communities with populations of at least 100,000.

•	Local millennial populations.

•	The proximity to major highway, interstate access other large entertainment facilities, restaurant, and recreational attractions.

•	Ongoing growth trends in the selected area.

•	Proximity of select population bases including: university students, types of housing developments and employment rates.

•	Whether a local government is cooperative and favors the development of leisure facilities.

•	Availability and potential threat of competitor facilities within the vicinity.

•	Favorable mortgage/lender terms and relationships.

Financing GolfSuites City Clubs and GolfSuites Lounge Facilities

•	The proceeds of this Regulation A offering.

•	Funds advanced to GolfSuites by the Parent Company.

Future GolfSuites Franchise Locations

The company intends to develop a franchise business. Golfsuites 1, Inc., has formed GolfSuites Franchising, LLC, in April 2024, for the purpose of developing a franchise model for the eventual sale of franchise licenses to independent owner operators. The initial franchise model is for the GolfSuites 19th Hole brand, but may also include GolfSuites driving ranges, and GolfSuites City Clubs. The company is in the early stages of developing the franchise business and has not yet determined its business plan, look, feel or build out requirements of the 19th Hole franchise locations.

Management of all Facilities

The Parent Company oversees the management of all of the company’s locations and will oversee the management of all future locations. We intend that all the facilities will operate similar to our current facilities, where the company and/or its subsidiaries employ management teams and staff to operate each facility whether it is leased facility, owned facility, or built from the ground up.

Market Sector

The company participates in the recreational sporting and entertainment facilities market. The company believes this market to be young, fast-growing and under-served. This market overlaps three growing, highly profitable markets: the golf market, the recreation/sporting entertainment sector and the food and beverage portion of the hospitality industry. The company competes for revenues from customer spending in each of these three sectors.

The company believes that the food and beverage sales at GolfSuites City Clubs and GolfSuites Lounges will be responsible for a large percentage of total revenue. Accordingly, GolfSuites City Clubs and GolfSuites Lounges will further compete with the food and beverage portion of the hospitality industry.

Target Audience

Outdoor facilities have five primary target audiences:

•	Families looking for a fun experience for their kids and friends.

•	Experience Seekers, Millennials, Gen-Xers, Boomers seeking unique, fun night/weekend entertainment.

•	Recreational and avid golfers.

•	Businesses wanting team building, business gatherings, incentive rewards and corporate event venues with food and entertainment.

•	Get together/Fundraiser planners looking for unique locations for parties, celebrations and fund-raising events.

GolfSuites City Clubs have four primary target audiences:

•	Affluent and well-informed individuals.

•	Business executives.

•	Tech-aware young professionals.

•	Trend-setting individuals, from shoppers to connected influencers.

GolfSuites Lounges have 3 primary target audiences:

•	Families looking for a fun experience for their kids and friends.

•	Experience Seekers, Millennials, Gen-Xers, Boomers seeking unique, fun night/weekend entertainment.

•	Recreational and avid golfers.

Management Services from GolfSuites

GolfSuites entered into a management services agreement with the Parent Company effective as of August 12, 2019 (the “Management Services Agreement”). Under that agreement, The Parent Company will manage the company and allow the company to use certain intellectual property and business concepts. The company will incur direct capitalized costs and overhead expenses.

Some direct capitalized costs and overhead expenses will be paid by the company directly (e.g., salaries, board of director and board of advisor fees, employee benefits, and general administrative costs) while other capitalized costs and overhead expenses will be paid by the Parent Company and then reimbursed by the company (e.g., architectural costs, engineering, land, zoning and permitting and other costs directly related to assets belonging to the company).

In addition, the company pays the Parent Company monthly management fees as follows:

•	Operating facilities: 4% of gross operating revenues once facilities are opened.

o	Parent Company shall calculate 4% of gross revenue amount of the immediate past month, and the Parent Company shall invoice the company for the specific management fee amount on a monthly basis.

•	Facilities that are not operational: 3% of all-in development costs.

o	The “in-development costs” shall be calculated as the total amount of the hard and soft development costs, which include, but are not limited to, the total costs of land, development and entitlement costs, all construction costs, engineering and design costs, and contractor fees (the “In-Development Costs”) paid by the company in the immediate past month. The Parent Company shall invoice the company for the specific management fee amount on a monthly basis.

The Tulsa Facility, the Lubbock Facility and the Baton Rouge Facility are considered operating facilities during the period under discussion. During the period ended December 31, 2023 and December 31, 2022, the company paid management fees of $356,542 and $344,533.

The initial term of the Management Services Agreement is for ten years. Upon expiration of the agreement, it will automatically renew for another two years. Either party can terminate the agreement provided 120 days written notice has been given to the other party. The Management Services Agreement may also be terminated upon certain events of default, including but not limited to, material breaches of the agreement and also if one party files for bankruptcy or otherwise liquidates.

In the event the Parent Company were to file for bankruptcy or otherwise liquidate, the company would have to seek another provider of management services or make arrangements for such services to be provided in-house, including the hiring of additional personnel.

For additional information please see the Management Services Agreement, which is an exhibit to the Offering Statement of which this Offering Circular form a part.

Competition

Direct competitors

The company’s largest competitor in this emerging market for outdoor entertainment venues and indoor golf simulator lounges is TopGolf. As of December  2023, there are approximately 71 TopGolf locations in the United States and approximately 75-100 TopGolf Swing Suites. TopGolf’s first facilities were developed less than 20 years ago, and according to public reporting TopGolf intends to add new venues annually.

Indirect competitors: Outdoor entertainment venues

Other competitors for outdoor entertainment venues:

•	National chains, including DriveShack and Big Shots.

•	Sports-themed entertainment facilities with food and beverage offerings that revolve around other sports including, but not limited to bowling, ping pong, baseball, NASCAR, etc.

o	These include PINS Mechanical, Main Event (40+ locations), Lucky Strike, Bowl More, iDrive NASCAR, iFly, and Dave & Buster’s.

•	New entertainment themed centers are being developed within the US that merge retail, food and beverage, entertainment and hospitality into single, tightly packed mixed-use destinations of 1-3 million square feet.

o	These new developments include American Dream (Miami) and American Dream (NYC), as well as numerous other smaller developments throughout the US.

o	Facilities like these typically include entertainment amenities such as water parks, skydiving, surfing, ice-rinks, drive-in movie theatres, hybrid golf facilities, miniature golf, theme parks, observation wheels, climbing walls, X4D movie theatres, and aquariums.

•	Local and regional entertainment facilities.

Indirect competitors: GolfSuites City Clubs and GolfSuites Lounges

Other competitors for GolfSuites City Clubs and GolfSuites Lounges include:

•	Sports-themed entertainment facilities with food and beverage offerings that revolve around other sports including, but not limited to bowling, ping pong, baseball, NASCAR, etc.

o	These include Lucky Strike, Bowl More, and Dave & Buster’s.

•	Local and regional indoor entertainment facilities.

•	National chains, including Birdie Club Indoor Golf and The Par Pub.

•	Local restaurants and bars providing similar hospitality and dining experiences.

Advisory and Marketing Agreement

On October 31, 2023 the company and KHBH, LLC (“KHBH”) entered into an Advisory and Marketing Agreement. Pursuant to this agreement KHBH will provide consulting services on development, marketing, management and distribution of goods and services.

The company shall pay KHBH the following:

•	A monthly fee of $7,500.

•	10% of the Class B Common Stock in exchange for $16.

o	Acquire 800,000 shares of Class B Common Stock on October 31, 2023

o	Acquire an additional 800,000 shares of Class B Common Stock on October 31, 2024

Employees

The company does not have any full-time or part-time employees. The Tulsa Facility, the Lubbock Facility, and Baton Rouge Facility employed approximately 280 employees in the following roles: restaurant service, marketing, management, facilities management, event sales, golf instruction and retail, and now reduced to 190 due to the Tulsa closure.

In addition, the Parent Company employs eight individuals, all of whom spend up to half of their time working on matters related to the company and various related entities. The amount of time that an employee of the Parent Company will dedicate to GolfSuites will vary from week to week depending on the current needs of the company.

Regulation

Currently, the company has obtained a state liquor license in Oklahoma for the Tulsa Facility and a state liquor license in Texas for the Lubbock Facility. The company has not yet obtained a liquor license for the Baton Rogue Facility. In addition to the liquor licenses, certain other licenses that may be required for the company’s planned operations include:

•	State liquor license.

•	State reuse/resale tax for products including but not limited to golf clubs, and apparel.

•	County resale tax certificate.

•	“Doing Business As” certificates for applicable states.

•	Health department and food service license for each facility.

•	Elevator and Fire department certifications required annually.

Intellectual Property

The Parent Company has filed the following name trademarks and GolfSuites intends to enter into a license agreement with the Parent Company for use of the following trademarks:

•	GolfSuites

•	Off The Deck

•	FirstCut

Litigation

Tulsa

The company filed a lawsuit against the facility owner based primarily on faulty facility conditions (faulty turf design and construction) and misinterpretations of participating rents/profits. This lawsuit resulted in two hearings before the tribal court of the Muscogee (Creek) Nation Indian Tribe. The company’s lawsuit was a motion to enforce mediation and binding arbitration clauses in the lease. In the first hearing, an independent judge ruled in the company’s favor to allow the mediation/arbitration. The facility owner then filed a motion for reconsideration. At that hearing on March 27, 2024, and without prior notice, a different judge presided. At the second hearing, the new judge summarily dismissed the prior judge’s ruling, and ordered an eviction and follow up hearings for financial settlement. The company had wanted to stay in the facility until the end of 2024, thereby allowing adequate time for as many as 100 employees to find replacement employment, but the court ruled against that. The December 31, 2023, audited financials reflect amounts due on the lease that the facility owner has asserted, but which the company does not agree with. The company is now examining legal recourse both inside and aside from the tribal court system, which may include pursuing recourse through the United States Federal Court system.

Other litigation

As of May 1, 2024, the company has one lawsuit filed against it for a total of $78,517 plus accrued interest, by a shareholder of the company. This amount is guaranteed to the shareholder by Gerald Ellenburg, the company’s chairman and another shareholder of the company. On December 31, 2022 the chairman and the other shareholder, entered into an agreement granting indemnification to the company for full payment of this $78,517 obligation. The $78,517 balance is included in Advances from Shareholders of GolfSuites, Inc. The total Advances from Shareholders of GolfSuites, Inc. was $250,517 as of December 31, 2023.

Property

•	Tulsa Facility:

o	The company has entered into two lease agreements at the Tulsa Facility located at 600 Riverwalk Terrace Jenks, Oklahoma. One lease agreement relates to the facility. The second lease agreement relates to the land that the facility is on. This facility was closed on April 23, 2024.

•	Baton Rouge Facility:

o	The company has entered into one lease agreement for the property located at 8181 Siegen Lane, Baton Rouge, Louisiana.

•	Lubbock Facility:

o	The company owns the facility located at 6909 Marsha Sharp Fwy, Lubbock, Texas. The company leases the property at 6909 Marsha Sharp Fwy, Lubbock, Texas.

•	Auburn Facility:

o	The company owns the property, and is developing the facility, located at 1655 Capps Landing, Opelika, Alabama.

•	GS City Club 1 Facility

o	The company leases the property and is developing the facility, located at 123 4th Ave., St. Petersburg, Florida.

Conflicts of Interest

The company is subject to various conflicts of interest arising out of its relationship with the Parent Company. The company discusses these conflicts below.

General

The Parent Company currently holds 90% of the issued Class B Common Stock of GolfSuites. The Parent Company is also affiliated with ERC Communities, Inc, f/k/a ERC HomeBuilders, Inc, and its related entities (collectively, the “ERC Entities”). The ERC Entities focus on the development and sale of a built-for rent properties in the United States. Gerald Ellenburg is the CEO for The Parent Company, the company and the ERC Entities (the “Affiliated Executives”).

These Affiliated Executives have legal obligations with respect to the Parent Company and the ERC Entities that are similar to their obligations to the company. In the future, these persons and other affiliates of the Parent Company and the ERC Entities may organize and or acquire for their own account, entertainment and hospitality facilities that may have been suitable for GolfSuites.

Allocation of GolfSuites Affiliates’ Time

Currently, the Lubbock Facility relies on Scott McCurry to run the day-to day operations of the facilities. However, the company continues to rely on the Parent Company’s executive officers and other professionals who act on behalf of the Parent Company, for the day-to-day operation of its business, including sourcing locations, developing and/or sourcing future facilities, and capital raising. As the business matures, the company’s intent is to develop its own management team to take over the day-to-day operations of business. Until that occurs and as a result of the Affiliated Executives competing responsibilities, their obligations to other investors and the fact that they will continue to engage in other business activities on behalf of themselves and others, they will face conflicts of interest in allocating their time to GolfSuites and other entities and other business activities in which they are involved.

Receipt of Fees and Other Compensation by the Parent Company and its Affiliates

The Parent Company and its affiliates will receive substantial fees from the company, which fees will not be negotiated at arm’s length. These fees could influence the Parent Company’s advice to the company as well as the judgment of the Affiliated Executives of the Parent Company. For additional information see “The Company’s Business – Management Services from the Parent Company” for conflicts relating to the payments between the Parent Company and GolfSuites.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of our operations together with our consolidated financial statements and related notes appearing at the end of this Annual Report. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed elsewhere in this Annual Report.

Overview

GolfSuites 1, Inc. owns, leases and operates outdoor golf driving range entertainment centers. In addition, the company intends to develop indoor entertainment venues that provide access to golf simulators. The outdoor entertainment centers and indoor venues aim to provide next generation hospitality and dining venues, high tech gamified golf, either on the ranges or within the simulators, in climate-controlled suites, live entertainment, and spaces for both social and corporate functions.

As of December 31, 2023, the company owned 100% of Tulsa, Lubbock and Auburn and a 50% interest in Baton Rouge and Madison. Development of Madison has been discontinued and the company intends to sell the site.

GolfSuites has plans now to enter the indoor simulation lounge business, with its first planned facility in downtown St. Petersburg, Florida, the GS City Club 1 Facility. As of December 31, 2023, Tulsa, Lubbock and Baton Rouge facilities were all operational. The Tulsa facility was closed on April 23, 2024.

In addition, GolfSuites has plans to enter the franchise business. The Company expects to launch this business before the end of second quarter 2024, and commence franchise operations in early 2025.

Our revenues have come from the following activities:

•	Driving range suite rentals.

•	Special events sales.

•	Food and beverage sales.

•	Coaching and instruction services.

•	Retail sales.

The company collects revenue upon sale of an item (including: membership sales, food and beverage sales, apparel etc.) and recognize the revenue when the sale is made. Cost of revenues for the company includes the cost of food, beverages, liquor, wine and beer sold to customers.

Results of Operations

For the year ended December 31, 2023 the company had $9,950,735 in revenue compared to $9,071,791 in revenue for the year ended December 31, 2022, a $878,944 (or 1%) increase. The increase in revenues is attributable to increased management oversight of expanded food and beverage offerings and increased prices, improved sales performance incentives (e.g., continual contests for the sales team).

The company’s cost of revenues were stable. There was a slight increase to $1,488,895 during the year ended December 31, 2023 from $1,469,968 for the year ended December 31, 2022. The increase in costs of revenues was primarily related to the increase in revenues as well as higher costs of materials.

Total operating expenses for the period ended December 31, 2023 increased to $10,593,195 from $9,034,810 for the year ended December 31, 2022, a $1,558,385 (or 17.3%) increase. The major components in the increase in expenses were:

•	A $1,831,870 (or 51%) increase in operating expenses attributable to Tulsa due to accrual of lease obligations to the facility owner with which the company is not in agreement, and is likely to pursue legal action.

•	A $105,035 (or 9%) increase in operating expenses attributable to Baton Rouge due to standard inflationary operating increases in addition to major drainage repairs and maintenance for the turf.

•	A $150,454 (or 4%) decrease in operating expenses attributable to Lubbock due to a focus on cost containment.

•	A $228,066 (or 38%) decrease in operating expenses at the company level due to a reduction in professional fees.

The company records other income (expense) for depreciation and amortization (related to its facilities and equipment), interest expenses (related to its loans and mortgages), certain costs related to its capital raises under Regulation A and Regulation D and loan forgiveness. The company had net other expense of $500,646 for the period ended December 31, 2023 compared with net other expense for the period ended December 31, 2022 of $623,969.

The company had losses associated with both its joint ventures and the losses attributable to the minority interest shares were $453,107 and $871,405 for the period ended December 31, 2023 and December 31, 2022 respectively.

As a result of the foregoing, the company generated net loss for the period ended December 31, 2023 in the amount of $1,704,347 and $1,185,551 for the period ended December 31, 2022.

Liquidity and Capital Resources

The following table summarizes, for the periods indicated, selected items in our condensed Statements of Cash Flows:

	Year ended December 31,
	2023	2022	$ Change
Net cash provided by operating activities	$514,146	$62,516	$451,630
Net cash used in investing activities	$(9,869,495)	$(4,110,391)	$(5,759,104)
Net cash provided by financing activities	$9,932,839	$3,601,173	$6,331,666

Cash provided by operating activities for the year ended December 31,2023 was $514,146 compared to $62,516 for the period ended December 31, 2022. The increase was primarily comprised of the impact of working capital changes on the net cash position.

Cash used in investing activities for the year ended December 31, 2023 was $9,869,495 compared to $4,110,391, for the period ended December 31, 2022. In 2023, the company used $2,138,451for property and equipment, and $7,731,044 the lease capitalization of GolfSuites City Club 1, LLC.

Cash provided by financing activities was $9,932,839 for the year ended December 31, 2023, compared to cash provided of $3,601,173 for the year ended December 31, 2022. During 2023, we the company sold common and preferred shares totaling $1,837,861, took on liabilities of a net $818,488, and a capitalized lease liability of $7,717,332, and $440,842 for primarily offering costs and dividend payments.

As of December 31,2023, the company has cash and cash equivalents of $804,932. Since inception, our activities have been funded from our revenues, cash advances from its current parent entity and management as well as funds raised in the company’s offerings under Regulation A. Since taking over the operations for the Lubbock Facility, the Tulsa Facility, and the Baton Rouge Facility the company has also been relying on revenues from those facilities. The company plans to continue to try to raise additional capital through: (i) additional offerings (ii) mortgage financing and (iii) revenues from the Lubbock Facility and the Baton Rouge Facility. Absent additional capital, the company may be forced to significantly reduce expenses and could become insolvent.

The company launched its second Regulation A offering in February 2021 which terminated in March 2022. The total amount raised in the offering was approximately, $3,391,706. The company launched its third Regulation A offering in May 2022 and closed it in May 2023, the amount raised pursuant to the Regulation A offering totaled $3,518,042.

The company launched its third Regulation A offering in February 2024. Pursuant to this offering the company intends to issue 6,000,000 shares of Class A Common Stock for $60,000,000. As of May 1, 2024 the company has sold 43,968 shares for $439,680.

Indebtedness

Advances from the Parent Entity and its Shareholders

The company has received working capital from its parent entity to cover expenses and costs while preparing for the securities offering. The total of these previously advanced funds was converted to Additional Paid-in Capital in 2023 and 2022.

In addition, the company received advances from shareholders of the parent entity. The balance of these parent entity shareholder advances totaled $250,517 and $260,517, respectively, as of December 31, 2023 and 2022. These advances are recorded as liabilities of the company. The company makes monthly 12% interest payments on these advances which mature December 31, 2024.

These advances are recorded as liabilities of the company. The company has formalized some of these borrowings but expects to repay all of these amounts whether a formal promissory note exists or not. The agreements are between related parties. Therefore, there is no guarantee that rates or terms are commensurate with arm’s-length arrangements.

Notes Payable and Lease Obligations

Notes payable consists of the following debt instruments as of December 31, 2023, and 2022.

	2023	2022
Note payable bank, due in monthly installments of $3,773 through July 2025, with interest of 5.25%. The note relates to the acquisition of golf ball dispensers in Tulsa, which are security for the note.	$68,685	$92,079

Note payable due in monthly installments of $32,170 through August 26, 2023, with interest of 5.85%. The note payable was used to finance the business insurance for Tulsa, Lubbock and Baton Rouge for the current policy year, and is unsecured.	-	216,634

Note payable bank, due in monthly installments of $33,410 through September 2024, with an interest rate of 4.00%. The note includes a balloon payment due September 30, 2024 and is secured by a mortgage on the Lubbock building.	5,775,286	5,925,517

Note payable mortgage lender, with interest only payments of $12,187.50, at 13% interest. The note matures May 31, 2025 and is secured by the mortgage on the Madison land.	1,125,000	1,125,000

Note payable mortgage lender, with interest only payments of $2,400 per month, at 18% interest. The note matures October 1, 2024 and is secured by the mortgage on the Auburn land.	160,000	-

Note payable mortgage lender, with interest only payments of $8,500 per month, at 15% interest. The note matures October 1, 2024 and is secured by the mortgage on the Auburn land.	680,000	-

Notes payable secured by credit card receivable balances. The notes do not carry a stated interest rate, but a fixed amount of interest is financed at note inception. The notes are due in one year or less, and interest is amortized to interest expense over the expected life of the notes. The total fixed interest on these notes totals $145,000. The unamortized interest balance at December 31, 2023 totals $94,509 and is included in prepaid expenses on the balance sheet.	600,760	-

Total notes payable	8,409,731	7,359,230

Current portion of notes payable	7,258,819	396,828

Long-term portion of notes payable	$1,150,912	$6,962,402

•	Lubbock Facility

o	The company took over a construction loan with First United Bank, with an interest rate of 4%. As of December 31 2023, the company recorded $5,775,286 in liabilities for this mortgage; the mortgage was secured by a third-party guarantor.

o	The company took over the Amended and Restated Ground Lease, executed on October 30, 2018, for a 5-year term. The beginning monthly rent is $13,000 annually and increases by 2% every year thereafter. The lease includes three 5-year options for renewal, which extends the lease termination date to 2038.

o	The company took over a lease with Hub City Main Street Investments, LLC. The lease provides for a 5-year term with monthly payments of $2,500. This lease is often referred to as a nuisance lease as it is with the owner of the adjacent property owner because golf balls were going over the net surrounding the driving range and landing on the adjacent property. The lease expired on August 29, 2023.

•	Tulsa Facility

o	GolfSuites Tulsa is a party to a 25-year lease agreement, dated September 13, 2019, and entered into between GolfSuites Tulsa and Onefire Holding Company, LLC (“Onefire”) (the “Tulsa Lease Agreement”). Onefire is entitled to annual payments of $360,000 and 50% of net cash flow.

o	On March 5, 2020 GolfSuites Tulsa entered into a Lease Amendment Agreement with Onefire. This agreement provides for the deferment of base rent and additional rent for the period from January 1, 2020, through March 31, 2020.

o	On July 6, 2020, the company took out a loan for equipment financing with First Oklahoma Bank in the amount of $198,580. The loan bears an interest rate of 5.25% and expires on July 6, 2025. As of December 31, 2023, the outstanding loan principal was $54,684.

•	Baton Rouge Facility

o	On February 9, 2021, the company entered into a lease agreement for an approximate 18-acre existing driving range located at 8181 Siegen Lane, Baton Rouge, Louisiana (the “Baton Rouge Facility”) and has a term of five years. The lease commenced on March 1, 2021. As of December 31, 2023, the company recorded $610,134 in liabilities for this lease.

•	Madison Facility

o	The mortgage related to the acquisition of Madison land totaled $1,125,000, and that balance is outstanding at December 31, 2023. The interest rate is the Prime Rate plus five percent, with the balance due May 5, 2024.

•	GS City Club 1 Facility

o	On September 21, 2023 the company entered into a lease agreement of a building with approximately The 17,000 square feet located at 123 4th Ave., St. Petersburg, Florida. The term of the lase is for five years with three additional terms of sixty months. The lease commenced on September 21, 2023.

Trends

GolfSuites participates in the recreational sporting and entertainment facilities market. It believes this market to be young, fast-growing and under-served. This market overlaps three growing, highly profitable markets: the golf market, the recreation/sporting entertainment sector and the food and beverage portion of the hospitality industry. GolfSuites competes for revenues from customer spending in each of these three sectors. Since money spent in those sectors is discretionary income, the company believes it is reliant on economic trends in the United States.

As of April 23, 2024, the company closed the Tulsa facility. As reported on the financial statements for the fiscal year ended December 31, 2023, while Tulsa contributed $4,943,120 of our revenues (approximately 50%) it also contributed a disproportionate $1,176,068 of our operating net loss (69%). While the company believes that initially, we will have lower revenues, due to the operating expenses associated with this facility, the closure will prove to be an improvement to our operating results and financial health; however, there is no guarantee this will occur. Tulsa only represented a small part of our business plan.

The company continues to build on its business plan in the creation of a golf entertainment brand and notes the following other trends:

•	Continuation of the operations of Lubbock and Baton Rouge facilities.
•	Approximate $250,000 capital improvement at Baton Rouge.
•	Establishment of 2 new venues – GolfSuites City Club, an urban upscale indoor golf simulator lounge, including memberships, professional instruction, and fine dining and beverage; the first facility of this venue is in possession and commencing development in St. Petersburg, Florida. Also, GolfSuites 19th Hole, suburban casual indoor golf simulator lounge with initial site in negotiation in the Tampa Bay area.
•	The company’s third open air driving range facility in construction near Auburn University, in Alabama.
•	The company is in purchase contract negotiations for its fourth outdoor driving range facility near Birmingham, Alabama.
•	On land that the company owns in Madison, Mississippi, it is currently anticipated that a 19th Hole venue will be developed. If such development does not occur, this land will be sold.
•	For the Tulsa location, see the “Litigation” sectionn for a description of the remaining issues to wrap up from the closure of the location.
•	The company formed a franchising subsidiary which it anticipates will proliferate the GolfSuites 19th Hole brand through franchise licensing.

Item 3. Directors and Officers

The table below sets forth the officers and directors of the company as of May 1, 2024.

Name	Position	Employer	Age	Term of Office (If indefinite give date of appointment)
Gerald Ellenburg	CEO, Director, Secretary, Treasurer	GolfSuites 1, Inc.	74	March 14, 2019
Ryan Ellenburg	Director	GolfSuites 1, Inc.	42	January 6, 2023

The table below sets forth the officers and directors of GolfSuites, Inc. (“Parent Company”).

Name	Position	Employer	Age	Term of Office (If indefinite give date of appointment)
Gerald Ellenburg	Director Chairman Chief Executive Officer and Secretary	GolfSuites, Inc.	74	November 8, 2018
Gerald Ellenburg	President	GolfSuites, Inc.	74	February 10, 2023
Scott McCurry	Chief Operating Officer	GolfSuites, Inc.	54	March 2023
Ryan Koenig	Director, Chief Development Officer	GolfSuites, Inc.	45	November 8, 2018

Gerald Ellenburg

Gerald Ellenburg (“Jerry”) is the President and Chief Operating Officer since February 10, 2023. In addition, he has served as the Chairman and Chief Executive Officer of the Parent Company since November 2018 and GolfSuites since March 2019. Jerry also serves as the Chairman and Chief Executive Officer of ERC Communities, Inc., since March 2011. Jerry has a total of 35 years of experience in real estate ownership, management and financing of multi-family properties, management of over $750 million in debt and equity financing. Jerry graduated from the University of California, Berkeley in 1971, and is a California-licensed CPA (inactive).

Ryan Ellenburg

Ryan Ellenburg is a Director of the company since February 10, 2023. Ryan Ellenburg has been consulting with the capital markets team for ERC Communities, Inc., ERC Communities 1, Inc., GolfSuites, Inc., and GolfSuites 1, Inc. since June 2019. In January 2023, Ryan joined the board of directors for ERC Communities, Inc., and ERC Communities 1, Inc. Previously, from September 2017 until June 2019, Ryan was employed by Allied Universal as a security contractor. During that time frame his primary clients were PG&E and ServiceNow. Ryan is no stranger to technology and finance and has been improving systems since value engineering construction projects in college and then overseeing standard upgrades for worldwide Silicon Valley accounts. Mr. Ellenburg is a graduate of the Georgia Institute of Technology in 2004.

Scott McCurry

Scott McCurry was appointed Chief Operating Officer of the Parent Company in March 2023. Previously, he served as Vice President of Operations for the Parent Company from September 1, 2019 until March 2023. Scott is an operations executive with over 25 years of experience in the Hospitality and Entertainment Industry. Previously, Scott was the National Director of Operations for K1 Speed from September 2017 to September 2019, helping it grow in domestic and international size while adding food beverage to the brand while improving the guest experience.  Prior to K1Speed, Scott was the National Director of Operations of Topgolf from February 2014 to September 2017.  Prior to that Scott was their Director of Operations, a position he held since July 2012.  At Topgolf, Scott helped build the brand from six venues to over 40 venues each averaging $20 million in revenue a year.

Ryan Koenig

Ryan Koenig is the Chief Development Officer of GolfSuites, Inc., and a Director, a position he has held since December 2018. From March 2011 until the present, he has been the Chief Development Officer at eResidential and Commercial LLC (ERC Homes), where he worked with Jerry Ellenburg. Ryan has over 20 years of experience in real estate development and construction with the following companies: Wood Partners Camden Properties, Turner Construction and Zaremba Development. Ryan has overseen approximately $500 million in completed construction projects.

Compensation of Officers and Directors

For the fiscal year ended December 31, 2023, the company did not pay its sole director and officer in his capacity as director or its sole officer, in his capacity as CEO, secretary or treasurer.

In the future, the company will have to pay additional officers, directors and other employees, which will impact the company’s financial condition and results of operations, as discussed in “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The company may choose to establish an equity compensation plan for its management and other employees in the future. Further, as the company grows, the company intends to add other executives, including but not limited to, a General Manager, a Food and Beverage Manager and a Golf Manager.

Item 4. SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

The following table sets out, as of May 1, 2024, GolfSuites voting securities that are owned by its executive officers, directors and other persons holding more than 10% of the company’s voting securities.

Title of class	Name and address of beneficial owner	Amount and nature of beneficial ownership	Amount and nature of beneficial ownership acquirable	Percent of class
Class B Common Stock	GolfSuites, Inc. 650 E. Bloomingdale Ave., Brandon, FL 33511	17,200,000	N/A	95%

As of May 1, 2024, there are 554,173 shares of the company’s Class A Common Stock and 960,462 shares outstanding of the company’s Preferred Stock. GolfSuites, Inc. has 94% of the voting power in the company.

The following table sets out, as of May 1, 2024 the Parent Company’s voting securities that are owned by the company’s executive officers, directors and other persons holding more than 10% of the company’s voting securities.

Title of class	Name and address of beneficial owner	Amount and nature of beneficial ownership	Amount and nature of beneficial ownership acquirable	Percent of class
Common Stock	Gerald Ellenburg	215,000,000	N/A	29.23%

(1)	The address for all the executive officers, directors, and beneficial owners is c/o GolfSuites, Inc. 650 E. Bloomingdale Ave., Brandon, FL 33511.

Item 5. INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

Relationship with the Parent Company

The company has received working capital from its parent entity to cover expenses and costs while preparing for the Regulation A securities offering. The company received $230,655 and $2,696,442 as of December 31, 2023 and December 31, 2022. These amounts were converted to Additional Paid- in Capital.

In addition, the company received advances from shareholders of the parent entity. The balance of these parent entity shareholder advances totaled $250,517 and $260,517 respectively, as of December 31, 2023, December 31, 2022. These advances are recorded as liabilities of the company. The company has formalized some of these borrowings but expects to repay all of these amounts whether a formal promissory note exists or not. The agreements are between related parties. Therefore, there is no guarantee that rates or terms are commensurate with arm’s-length arrangements.

Management Services Agreement

The company has entered into a Management Services Agreement with the Parent Company. Pursuant to this agreement, the Parent Company will license all intellectual property and business concepts and design necessary for GolfSuites to conduct its business and under the direction of our Board of Directors, the Parent Company is to provide services to GolfSuites including: Supervision the operations of GolfSuites, and Management all necessary negotiations relating to the business, personnel, etc. In return for the aforementioned services GolfSuites agrees to pay the Parent Company a monthly management fee:

•	Operational facilities: 4% of gross operating revenues

•	Facilities that are not operational: 3% of all In-Development Costs

The initial term of the agreement is for ten years. Upon expiration of the agreement it shall automatically renew for another two years. Either party can terminate the agreement provided 180 days written notice has been given to the other party prior to the end of the current term. See Exhibit 6.1 which appears as an exhibit to the Offering Statement of which this Offering Circular forms a part.

Relationship with ERC Communities, Inc.

Some of the parties involved with the operation and management of the company, including Gerald Ellenburg, Ryan Ellenburg and David Morris, have other relationships that may create disincentives to act in the best interest of the company and its investors. These parties are also involved with ERC Communities, Inc. and its subsidiaries in similar capacities. These conflicts may inhibit or interfere with the sound and profitable operation of the company.

Item 6. Other Information

None.

Item 7. Financial Statements

FINANCIAL STATEMENTS

GolfSuites 1, Inc.

and Subsidiaries

Consolidated Financial Statements

and Independent Auditor's Report

As of, and for the Years Ended December 31, 2023 and 2022

GolfSuites 1, Inc.

and Subsidiaries

Consolidated Financial Statements

As of, and for the Years Ended December 31, 2023 and 2022

INDEPENDENT AUDITOR’S REPORT

April 29, 2024

To:	Board of Directors, Golfsuites 1, Inc.
Re:	2023 Consolidated Financial Statement audit

We have audited the accompanying consolidated financial statements of Golfsuites 1, Inc. and subsidiaries (the “Company”), which comprise the balance sheet as of December 31, 2023 and 2022, and the related statements of loss and comprehensive loss, changes in shareholders’ equity, and cash flows for the calendar year periods ended 2021 and 2020, and the related notes to such consolidated financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of the Company’s financial statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion.

An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.  We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations, shareholder equity and its cash flows for the calendar years ended 2023 and 2022 and in accordance with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in the notes to the financial statements, the Company has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in the Notes to the financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Sincerely,

IndigoSpire CPA Group

IndigoSpire CPA Group, LLC

Aurora, Colorado

April 29, 2024

GolfSuites 1, Inc. and Subsidiaries

Consolidated Balance Sheets

See accompanying Independent Auditor's Report

As of December 31, 2023 and 2022

	2023	2022
ASSETS
Current assets
Cash and cash equivalents	$804,932	$227,442
Accounts receivable	610,901	54,467
Inventory	181,014	308,953
Prepaid expenses	162,947	239,677
Total current assets	1,759,794	830,539
Property, plant and equipment, net
Land and building improvements	12,748,092	11,405,618
Furniture, fixtures and equipment	5,147,369	4,651,583
Construction in progress	293,495	-
Accumulated depreciation	(4,263,224)	(3,467,538)
Property, plant and equipment, net	13,925,732	12,589,663
Right of use assets, net of accumulated amortization	15,828,710	8,485,641
Other assets
Other assets	85,316	41,134
Goodwill	1,749,255	1,749,255
Total other assets	1,834,571	1,790,389
TOTAL ASSETS	$33,348,807	$23,696,232

LIABILITIES AND EQUITY
Liabilities
Current liabilities
Notes payable, current portion	$7,258,819	$396,828
Lease liabilities, current portion	248,439	230,216
Accounts payable and accrued expenses	3,632,812	1,756,622
EIDL loans payable	289,397	298,169
Total current liabilities	11,429,467	2,681,835
Non-current liabilities
Notes payable, long-term portion	1,150,912	6,962,402
Lease liabilities, long-term portion	16,191,022	8,723,926
Advances from sharholders of Golfsuites, Inc. (parent company)	250,517	260,517
Advances from GolfSuites, Inc. (parent company)	-	-
Total non-current liabilities	17,592,451	15,946,845
TOTAL LIABILITIES	29,021,918	18,628,680
Stockholders' equity
Common stock, Class A: 132,000,000 shares authorized, $0.00001 par, 366,562 and no shares issued and outstanding, respectively	4	-
Common stock, Class B: 18,000,000 shares authorized, $0.00001 par, 18,000,000 shares issued and outstanding	180	180
Additional paid-in capital	3,464,134	2,696,442
Preferred stock, Class A: 10,000,000 shares authorized, 920,490 and 867,728 shares issued and outstanding, respectively	8,249,480	6,948,660
Preferred stock, Other: 40,000,000 shares authorized, no shares issued and outstanding	-	-
Minority interest in consolidated subsidiaries	225,717	698,969
Retained earnings	(7,612,626)	(5,276,699)
TOTAL EQUITY	4,326,889	5,067,552
TOTAL LIABILITIES AND EQUITY	$33,348,807	$23,696,232

The accompanying notes are an integral part of these financial statements.

GolfSuites 1, Inc. and Subsidiaries

Consolidated Statement of Operations

See accompanying Independent Auditor's Report

For the Years Ended December 31, 2023 and 2022

	2023	2022
Revenues	$9,950,735	$9,071,791
Cost of revenues	1,488,895	1,469,968
Gross profit	8,461,840	7,601,823
Operating expenses
Advertising and marketing	42,273	162,773
Salaries - operational	3,314,134	3,309,450
Employee benefits and taxes	688,883	617,387
Property lease and affiliated costs	1,793,842	89,106
Equipment and repairs	405,280	403,639
Gaming, software and license fees	388,287	335,229
Utilities and telephone	602,263	562,083
Credit card fees	273,757	214,679
Insurance	375,569	311,292
Professional fees	34,411	294,241
Property and local taxes	405,256	405,816
Other selling, general and administrative	722,341	784,651
Management fees	356,542	344,533
Depreciation and amortization	1,190,357	1,199,931
Total operating expenses	10,593,195	9,034,810
Net operating profit (loss)	(2,131,355)	(1,432,987)
Income from Covid 19 relief programs
Employee retention credit	475,547	-
Net income before other income (expense)	(1,655,808)	(1,432,987)
Other income (expense)
Interest expense	(637,108)	(633,886)
Other income	136,462	9,917
Net other expense	(500,646)	(623,969)
Net income (loss) before minority interest	(2,156,454)	(2,056,956)
Minority interest share of subsidiary loss	452,107	871,405
Net income (loss)	(1,704,347)	(1,185,551)
Dividends on preferred stock	(277,435)	(361,662)
Net income (loss) applicable to common stockholders	$(1,981,782)	$(1,547,213)

Basic income (loss) per common share	$(0.10948)	$(0.08596)
Diluted income (loss) per common share	$(0.10297)	$(0.08270)

Weighted average common shares	18,102,513	18,000,000
Weighted average diluted common shares	19,246,731	18,708,659

The accompanying notes are an integral part of these financial statements.

GolfSuites 1, Inc. and Subsidiaries

Consolidated Statement of Stockholders' Equity (Deficit)

See accompanying Independent Auditor's Report

For the Years Ended December 31, 2023 and 2022

	Class A Common Stock		Class B Common Stock		Additional Paid-In	Class A Preferred Stock		Other Preferred Stock		Minority Interest In Consolidated	Retained Earnings, Net	Total Stockholders' Equity
	Shares	Value	Shares	Value	Capital	Shares	Value	Shares	Value	Subsidiaries	of Dividends	(Deficit)
Balance as of December 31, 2021	-	$-	18,000,000	$180	$-	540,503	$3,430,618	-	$-	$283,374	$(2,746,193)	$967,979
Share issuance	-	-	-	-	-	327,225	3,518,042	-	-	-	-	3,518,042
Contributed capital	-	-	-	-	2,696,442	-	-	-	-	-	-	2,696,442
Minority interest investment, net of distributions	-	-	-	-	-	-	-	-	-	1,287,000	-	1,287,000
Minority interest in loss of consolidated subsidiaries	-	-	-	-	-	-	-	-	-	(871,405)	-	(871,405)
Net loss	-	-	-	-	-	-	-	-	-	-	(1,185,551)	(1,185,551)
Reg A and Reg D share sale costs	-	-	-	-	-	-	-	-	-	-	(983,293)	(983,293)
Dividends	-	-	-	-	-	-	-	-	-	-	(361,662)	(361,662)
Balance as of December 31, 2022	-	-	18,000,000	180	2,696,442	867,728	6,948,660	-	-	698,969	(5,276,699)	5,067,552
Share issuance	366,562	4	-	-	537,037	52,762	1,300,820	-	-	-	-	1,837,861
Contributed capital	-	-	-	-	230,655	-	-	-	-	-	-	230,655
Minority interest investment, net of distributions	-	-	-	-	-	-	-	-	-	(21,145)	-	(21,145)
Minority interest in loss of consolidated subsidiaries	-	-	-	-	-	-	-	-	-	(452,107)	-	(452,107)
Net loss	-	-	-	-	-	-	-	-	-	-	(1,704,347)	(1,704,347)
Reg A and Reg D share sale costs	-	-	-	-	-	-	-	-	-	-	(354,145)	(354,145)
Dividends	-	-	-	-	-	-	-	-	-	-	(277,435)	(277,435)
Balance as of December 31, 2023	366,562	$4	18,000,000	$180	$3,464,134	920,490	$8,249,480	-	$-	$225,717	$(7,612,626)	$4,326,889

The accompanying notes are an integral part of these financial statements.

GolfSuites 1, Inc. and Subsidiaries

Consolidated Statement of Cash Flows

See accompanying Independent Auditor's Report

For the Years Ended December 31, 2023 and 2022

	2023	2022
Cash Flows from Operating Activities
Net income (loss) before minority interest	$(2,156,454)	$(2,056,956)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	1,190,357	1,199,931
Changes in operating assets and liabilities
Accounts receivable	(556,434)	332,114
Inventory	127,939	(203,097)
Prepaid expenses	76,730	(215,454)
Accounts payable and accrued expenses	1,876,190	1,002,247
Other assets	(44,182)	3,731
Net cash provided by operating activities	514,146	62,516

Cash Flows from Investing Activities
Purchase of property and equipment	(2,138,451)	(4,110,391)
Right of use asset acquisitions	(7,731,044)	-
Net cash used in investing activities	(9,869,495)	(4,110,391)

Cash Flows from Financing Activities
Proceeds from issuance of common stock	537,041	-
Proceeds from issuance of preferred stock	1,300,820	3,518,042
Proceeds from minority interest investor in subsidiary, net of distributions	(21,145)	1,287,000
Principal payments of EIDL loans	(8,772)	(731)
Proceeds from notes payable	1,843,548	1,470,410
Proceeds from right of use asset lease liabilities	7,717,332	-
Principal payments on mortgages, equipment loans and leases	(1,025,060)	(1,209,177)
Shareholder and related party advances, net	220,655	(119,416)
Dividend payments	(277,435)	(361,662)
Reg A and Reg D share sale costs	(354,145)	(983,293)
Net cash provided by (used in) financing activities	9,932,839	3,601,173
Net Change In Cash and Cash Equivalents	577,490	(446,702)
Cash and Cash Equivalents, Beginning of Period	227,442	674,144
Cash and Cash Equivalents, End of Period	$804,932	$227,442

Noncash Activities:
Minority interest share of subsidiary loss	$452,107	$871,405
Financing Activities:
Conversion of shareholder and related party advances to additional paid-in capital	230,655	2,696,442

The accompanying notes are an integral part of these financial statements.

GolfSuites 1, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

See accompanying Independent Auditor’s Report

As of December 31, 2023

NOTE 1 - NATURE OF OPERATIONS

GolfSuites 1, Inc. (which may be referred to as “GS 1”, the “Company”, “we”, “us”, or “our”) is an early-stage company devoted to the development and operation of golf driving range and entertainment centers in the United States. The Company operates under the brand GOLFSUITES. The Company oversees the acquisition of land, zoning, entitlement, design, construction and operation of the existing and planned future facilities.

The Company owns 100% of GolfSuites Tulsa, LLC ("Tulsa") and GolfSuites Lubbock, LLC (“Lubbock”). Lubbock was formerly operated under the 4ORE! Golf brand, but was rebranded to the GolfSuites brand in 2023. GS 1 owns a 50% interest in GolfSuites Baton Rouge, LLC (“Baton Rouge”) along with a joint venture investor who has $1,000,000 invested in Baton Rouge. GS 1 also owns a 50% interest in GolfSuites Madison, LLC (“Madison”) with the same joint venture investor who has $712,000 invested in Madison. Tulsa, Lubbock, and Baton Rouge operated for all of 2023, but Madison has been deemed inappropriate for an outdoor driving range and is currently being studied for an indoor simulator lounge under the Company’s new 19th Hole brand; if the site does not qualify for this form of development, it will be sold. In July 2023, GS 1 formed a 100% owned subsidiary, GolfSuites Auburn, LLC (“Auburn”). On August 18, 2023, GS 1 acquired land near Auburn University in Alabama. That site is now under development.

In September 2023 GS 1 formed a 100% owned subsidiary GolfSuites City Club 1, LLC (“City Club 1”). On September 21, 2023 City Club 1 entered into a lease agreement for its first facility in downtown St. Petersburg, FL, which is now being developed. City Club 1 represents the Company’s entrance into the indoor simulation and lounge business, with planned nationwide development of similar urban, upscale lounges.

The attached consolidated statement of operations includes the operations of GS 1, Tulsa, and Lubbock. Activity of Baton Rouge, from the start of operations on June 1, 2022, is also included. In that Madison, Auburn and City Club 1 did not conduct operations, no revenues or expenses are reflected in the statement of operations.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP"). The Company has adopted December 31 as the year end for reporting purposes.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the footnotes thereto. Actual results could differ from those estimates. It is reasonably possible that changes in estimates will occur in the near term.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: recession, economic downturn, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations. As of December 31, 2023, the Company is operating as a going concern.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of currency held in the Company’s checking accounts. As of December 31, 2023, GS 1’s consolidated cash balances totaled $804,932.

Receivables and Credit Policy

Trade receivables from customers are uncollateralized customer obligations due under normal trade terms, primarily requiring payment before services are rendered. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer’s remittance advice or, if unspecified, are applied to the earliest unpaid invoice. The Company, by policy, routinely assesses the financial strength of its customer. As a result, the Company believes that its accounts receivable credit risk exposure is limited and it has not experienced significant write-downs in its accounts receivable balances. Balances due from credit card companies are included in accounts receivable. As of December 31, 2023 accounts receivable included $475,547 related to Employee Retention Credits – see Note 9 for additional details. The Employee Retention Credits were filed for in 2023.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are expensed as incurred. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the balance sheet accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets. Depreciation for the years ended December 31, 2023 and 2022 totaled $841,607 and $778,298 respectively.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. As of December 31, 2023 and 2022 net property, plant and equipment consisted of the following:

	2023	2022
By Asset Category:
Land and building improvements	$12,748,092	$11,405,618
Furniture, fixtures and equipment	5,147,369	4,651,583
Construction in progress	293,495	-
Acumulated depreciation	(4,263,224)	(3,467,538)
Total	$13,925,732	$12,589,663

Net Book Value By Entity:
Tulsa	$724,167	$763,785
Lubbock	6,758,659	7,199,390
Baton Rouge	2,852,590	2,536,520
Madison	2,190,089	2,089,968
Auburn	1,168,296	-
City Club 1	231,931	-
Total	$13,925,732	$12,589,663

Capitalized Development Costs

The Company has capitalized development fees under contractual agreements with its parent company, GolfSuites. These costs totaled $1,066,052 as of December 31, 2023 and relate to planning, design and construction oversight; therefore, these costs are capitalized with the cost of construction and / or initial asset acquisition, needed to prepare each facility for the start of operations. These costs are depreciated with the assets to which they relate.

Goodwill

The Company recorded Goodwill related to the acquisition of its Tulsa and Lubbock golf operating entities in 2019 and 2020 respectively. Management has reviewed the amounts recorded as Goodwill in accordance with ASC 350-20-35-3C and has determined that the fair values of Tulsa and Lubbock are greater than carrying values, including Goodwill. Therefore, no impairment losses were recorded for the years ended December 31, 2023 or 2022. Following is a summary of the Goodwill values for Tulsa and Lubbock.

Tulsa	$859,760
Lubbock	889,495
Total	$1,749,255

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all the deferred tax assets will not be realized.

The Company is taxed as a C Corporation for federal and state income tax purposes. As the Company has recently been formed, no material tax provision exists as of the balance sheet date.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of December 31, 2023 and 2022 the Company had no uncertain tax positions requiring accruals.

The Company is current with its foreign, US federal and state income tax filing obligations and is not currently under examination from any taxing authority.

Minority Interest

GS 1 and an individual investor are each 50% owners of Baton Rouge and Madison (see Note 1). GS 1 has both managerial and financial control of the entities. Because of this control, Baton Rouge and Madison are included in the consolidated financial statements of GS 1. The managerial control is defined in the operating agreements, which provide for GS 1 to be the sole manager of each entity. The financial interest is the amount of funds invested plus or minus the income or loss allocated to GS 1 and the individual investor. The table below shows these financial interests as of December 31, 2023 and 2022.

	2023		2022
	Investment	%	Investment	%
GS 1	$3,281,313	93.6%	$2,608,085	78.9%
Individual Investor	225,717	6.4%	698,969	21.1%
Total	$3,507,030	100.0%	$3,307,054	100.0%

Revenue Recognition

Since inception, the Company adopted ASC 606, Revenue from Contracts with Customers. Under ASC 606, revenue is recognized when a customer obtains control of promised goods or services, in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services.

To determine revenue recognition for arrangements that an entity determines are within the scope of ASC 606, the Company performs the following steps: (i) identify the contract(s) with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract and (v) recognize revenue when (or as) the entity satisfies a performance obligation. At contract inception, once the contract is determined to be within the scope of ASC 606, the Company assesses the goods or services promised within each contract and determines those that are performance obligations and assesses whether each promised good or service is distinct. The Company then recognizes as revenue the amount of the transaction price that is allocated to the respective performance obligation when (or as) the performance obligation is satisfied.

Cost of Revenues

The cost of items sold, including food, beverages and retail items are included in the cost of revenues.

Advertising Expenses

The Company expenses advertising costs as they are incurred.

Organizational Costs

In accordance with GAAP, organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.

Development & Management Fees

Pursuant to a Management Services Agreement (“MSA”) that exists between GolfSuites and GS 1, fees for development and management of assets are due and paid from GS 1 to GolfSuites. GS 1 pays 3% of the total cost of new assets acquired or developed as development fees on its facilities to GolfSuites, and it pays 4% of gross operating revenue as management fees to GolfSuites. Management fees are reflected on the GS 1 Statement of Operations as operating expenses.

Earnings per Share

Earnings per share amounts are calculated based on the weighted-average number of shares of common stock outstanding in each year. The basic loss per share is based only on the weighted-average of common shares outstanding. The diluted loss per share is based on the weighted-average of common shares outstanding plus Class A preferred shares, which are convertible to one share of common stock. In accordance with ASC 260-10-45-11, the income or loss used in the earnings per share calculation is the net income (loss), further reduced by the amount of preferred share dividends, to arrive at the net income (loss) applicable to common shares.

Common and Preferred Share Sales and Affiliated Costs

GS 1 collected $537,041 in common share sales in the year ended December 31, 2023. Preferred share sales totaled $1,300,820 and $3,518,042 for the years ended December 31, 2023 and 2022, respectively. The Company paid $354,145 and $983,293 related to those periods, in costs including direct compensation, platform facilitating, marketing, share issuance / administration, and advertising for the sale of such shares. The cost ratio for each of those periods is 19.3% and 28.0%, respectively.

Concentration of Credit Risk

The Company maintains its cash with major financial institutions located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits. Management believes the risk of loss is minimal.

Recent Accounting Pronouncements

In February 2016, FASB issued ASU No. 2016-02, Leases, that require organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2016-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The Company implemented ASU No. 2016-02 for lease accounting in 2020.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our balance sheet.

NOTE 3 – INCOME TAX PROVISION

As described above, the Company was recently formed and has incurred costs of its start-up operations, capital raising, and seeking to bring operations to positions of profitability. As such, no material tax provision yet exists.

NOTE 4 – NOTES PAYABLE

Notes payable consists of the following debt instruments as of December 31, 2023 and 2022.

	2023	2022
Note payable bank, due in monthly installments of $3,773 through July 2025, with interest of 5.25%. The note relates to the acquisition of golf ball dispensers in Tulsa, which are security for the note.	$68,685	$92,079

Note payable due in monthly installments of $32,170 through August 26, 2023, with interest of 5.85%. The note payable was used to finance the business insurance for Tulsa, Lubbock and Baton Rouge for the current policy year, and is unsecured.	-	216,634

Note payable bank, due in monthly installments of $33,410 through September 2024, with an interest rate of 4.00%. The note includes a balloon payment due September 30, 2024 and is secured by a mortgage on the Lubbock building.	5,775,286	5,925,517

Note payable mortgage lender, with interest only payments of $12,187.50, at 13% interest. The note matures May 31, 2025 and is secured by the mortgage on the Madison land.	1,125,000	1,125,000

Note payable mortgage lender, with interest only payments of $2,400 per month, at 18% interest. The note matures October 1, 2024 and is secured by the mortgage on the Auburn land.	160,000	-

Note payable mortgage lender, with interest only payments of $8,500 per month, at 15% interest. The note matures October 1, 2024 and is secured by the mortgage on the Auburn land.	680,000	-

Notes payable secured by credit card receivable balances. The notes do not carry a stated interest rate, but a fixed amount of interest is financed at note inception. The notes are due in one year or less, and interest is amortized to interest expense over the expected life of the notes. The total fixed interest on these notes totals $145,000. The unamortized interest balance at December 31, 2023 totals $94,509 and is included in prepaid expenses on the balance sheet.	600,760	-

Total notes payable	8,409,731	7,359,230

Current portion of notes payable	7,258,819	396,828

Long-term portion of notes payable	$1,150,912	$6,962,402

As of December 31, 2023, following are the principal payments due, in each of the next five years:

2024	$7,258,819
2025	1,150,912
2026	-
2027	-
2028	-
Thereafter	-
Total	$8,409,731

NOTE 5 – RIGHT OF USE ASSETS & CAPITALIZED LEASE OBLIGATIONS

Tulsa, Lubbock, Baton Rouge and City Club 1 lease land and/or buildings for each of those operations. In accordance with GAAP, the right of use assets are reflected in the attached balance sheet at the present value of future lease payments, as are the related lease liabilities, over the term of the respective leases.

Lubbock assumed the lease of land, that began prior to acquisition, on August 19, 2020; the present value of future lease payments was recorded at the acquisition date. Baton Rouge entered into a lease for land beginning March 1, 2021. The lease is for five years and Baton Rouge has the option to extend the lease for two additional five year terms. The present value of future lease payments, based on a 15 year lease, was recorded as of the lease inception. City Club 1 entered into a building lease beginning September 21, 2023. The lease is for five years and City Club 1 has the option to extend the lease for three additional five year terms. The present value of future lease payments, based on a 20 year lease, was recorded as of the lease inception. Due to the lease payment schedule, the early year payments do not fully amortize the lease. Therefore, the payment short-fall is capitalized monthly, until the payments are at a level to fully amortize the lease. The initial present value of the lease is $7,593,019; at December 31, 2023 that value increased to $7,731,044.

The incremental borrowing rate at inception or assumption of the leases is used in the present value calculations. The discount rate used for Tulsa, Lubbock and Baton Rouge is 4.000%, and the rate used for City Club 1 is 8.5%. The right of use assets are amortized straight-line over the life of each lease.

The lease payments over the life of the lease are as follows:

◦	Tulsa – no increases over the initial monthly payment;

◦	Lubbock – initial monthly payment is increased 2% on November 1 of each year;

◦	Baton Rouge – initial monthly payment is increased to $3,300 and $5,000 on March 1, 2022 and 2023, respectively. Subsequently, rents increase 10% for each renewal.

◦	City Club 1 – the initial monthly payment is $51,688 which increases 4% per year for each year of the initial lease term and the first year of the first renewal term. Subsequent rental increases will be determined based on the fair market rental values; the present value calculations for this lease assume 4% annual increases throughout the life of the lease.

The table below provides a summary of the capitalized leases as of December 31, 2023.

	Tulsa	Lubbock	Baton Rouge	City Club 1
Lease end date	07/31/2050	10/31/2038	02/29/2036	09/21/2023	Total
Initial monthly payment	$30,000	$13,525	$2,500	$51,688
Asset value at inception or acquisition	$6,304,783	$2,437,633	$649,086	$7,731,044	$17,122,546
Accumulated amortization	(718,043)	(453,189)	(122,604)	-	(1,293,836)
Right of use asset, net at December 31, 2023	$5,586,740	$1,984,444	$526,482	$7,731,044	$15,828,710

Principal portion lease obligation payments for the years ending December 31:

2024	$126,838	$86,765	$34,836	$-	$248,439
2025	132,006	93,820	34,836	-	260,662
2026	137,383	101,233	36,254	-	274,870
2027	142,980	109,020	42,807	-	294,807
2028	148,806	117,197	45,587	-	311,590
Thereafter	5,198,763	1,682,348	467,553	7,731,044	15,079,708
Total	$5,886,776	$2,190,383	$661,873	$7,731,044	$16,470,076

Total land and building minimum lease payments for the years ending December 31:

2024	$360,000	$172,811	$60,000	$155,064	$747,875
2025	360,000	176,267	60,000	626,459	1,222,726
2026	360,000	179,792	65,000	651,517	1,256,309
2027	360,000	183,388	66,000	677,578	1,286,966
2028	360,000	187,056	66,000	704,681	1,317,737
Five year total	$1,800,000	$899,314	$317,000	$2,815,299	$5,831,613

NOTE 6 – COMMITMENTS AND CONTINGENCIES

Legal Matters

The Company has two lawsuits filed against it for a total of approximately $200,000 on promissory notes made by a shareholder of GolfSuites and a shareholder of GS 1. These amounts are guaranteed to the shareholders by the Company’s chairman and another major shareholder of GolfSuites. The chairman and the other shareholder have issued an indemnification to the Company for full payment of these obligations. The balances are included in Advances from Shareholders of GolfSuites, Inc., reflected on the balance sheet.

See the Subsequent Events footnote for information related to the Tulsa lease.

NOTE 7 – EQUITY

The Company has authorized 132,000,000 shares of Class A common stock and 18,000,000 of Class B common stock, each with a par value of $0.00001 per share. As of December 31, 2023 there were 366,562 shares of Class A common stock issued and outstanding; all Class B common stock is issued, outstanding, and held by GolfSuites, the Company’s parent company. In the years ended December 31, 2023 and 2022, GolfSuites contributed $230,655 and $2,696,442, respectively, to GS 1 that is shown in the balance sheet as Additional Paid-in Capital. In addition, the Company has authorized 10,000,000 shares of Class A preferred stock and 40,000,000 of other preferred stock. As of December 31, 2023, 920,490 shares of Class A preferred stock have been issued, are outstanding, and no other preferred stock is issued or outstanding. Class A preferred stock is convertible into Class A common stock. See the Consolidated Statement of Stockholders’ Equity (Deficit) for details of activity for each equity component.

Class A common stockholders are entitled to a single vote per share and have equal dividend and liquidation preferences as Class B common stockholders. Class B common stockholders have five votes per share and shares of Class B common stock can be converted into shares of Class A common stock at the option of the holder. Class A preferred stockholders are entitled to a single vote per share and to an 8 percent annual dividend, which will accrue if funds are not legally available to distribute, in addition to a liquidation preference. Shares of Class A preferred stock can be converted into shares of Class A common stock at the option of the holder and shares will be automatically converted in the event of a qualified public offering, as defined in the certificate of incorporation, as amended.

NOTE 8 – RELATED PARY TRANSACTIONS

The Company has received working capital from its parent entity to cover expenses and costs while preparing for the securities offering. The total of these previously advanced funds was converted to Additional Paid-in Capital in 2023 and 2022 (see Note 7 – Equity, above). In addition, the Company received advances from shareholders of the parent entity. The balance of these parent entity shareholder advances totaled $250,517 and $260,517, respectively, as of December 31, 2023 and 2022. These advances are recorded as liabilities of the Company. The Company makes monthly 12% interest payments on these advances which mature December 31, 2024.

NOTE 9 – PPP LOAN FORGIVENESS & EMPLOYEE RETENTION CREDITS

Employee Retention Credits

Tulsa and Lubbock qualified for employee retention credits related to employee payroll taxes for 2020 and 2021. Claims for refund were filed with the IRS in 2023. Following is a summary of the income recognized for employee retention credits which were also included in accounts receivable at December 31, 2023.

Tulsa	$225,525
Lubbock	250,022
Total	$475,547

NOTE 10 – GOING CONCERN

These financial statements are prepared on a going concern basis.

However, if the Company is unable to raise new capital through its current Reg A filing, which allows for a 3-year capital raising window, there will be significant doubt about the Company’s ability to continue as a going concern. Conditions leading to this disclosure include: the Company is in the start-up phase, as it seeks to add new locations and expand existing operations, and the occurrence of the Covid 19 epidemic during the Company’s start-up phase, and the resulting negative impact on all types of restaurant and entertainment businesses.

Management expects to raise a minimum of $30,000,000 through the current Reg A filing and believes those funds will provide for the addition of new locations, additional working capital, and for repayment of various related party advances that have been used to fund operations to date.

NOTE 11 – SUBSEQUENT EVENTS

Subsequent Event – Tulsa Lease

Tulsa has been in a legal dispute over the last several months, with the owner of the facility it has leased since late 2019. This dispute has been centered around faulty physical plant conditions that the Company feels were not disclosed at the time the lease was executed. The Company attempted to acquire the facility in 2020 and early 2021 but was unable to consummate a transaction with owner. As discussions ensued over a solution to the large capital outlays needed to remedy the faulty conditions – primarily faulty turf across approximately 10 acres of open field, estimated to cost $2 million to re-construct – certain lease payments were withheld to offset the anticipated cost of re-construction. Because the facility is owned by a sovereign Native American Tribe, disputes such as this one were governed under tribal law; the lease also requires following tribal law. The Company took legal action against the owner in late 2023 to enforce some mechanism of fixing the facility, and that legal action ended with judgments against the Company, leaving us with the option of spending more than $2 million to fix the facility or simply vacating it. Additionally, disputes later arose around the language pertaining to participating rent / sharing of profits at the facility. The facility owner posited that additional rent was due given their interpretation of the lease terms, to which the Company has been diametrically opposed.

Given these circumstances, Management decided on April 23, 2024, given the position of the tribal court and the prohibitive cost of appealing the court decision, to simply close the location. While revenues from Tulsa accounted for almost half of annual revenue, it posted a material loss for 2023; such losses would continue, given our inability to work out a solution to the faulty facility and our inability to come to agreement on ultimate lease terms. Management’s decision was based on discontinuing Tulsa operating losses while concurrently avoiding a $2 million plus capital expenditure. Management determined that capital would be better expended on the new facilities the company is currently developing.

Subsequent Event – Capital Advisor Agreements

The Company is party to seven capital advisor, marketing, and financial consulting agreements, six of which were consummated subsequent to December 31, 2023, with:

◦	Sienna Capital Partners, mortgage bankers for construction and permanent mortgage debt (since 2021).

◦	Dealmaker Reach, Reg A marketing advisors.

◦	Domani Capital, LLC, equity capital advisors.

◦	Crystal Capital Partners, LLC, equity capital marketing advisors.

◦	Wallachbeth Capital, LLC, equity capital advisors.

◦	Elrock Capital, debt and equity capital advisors.

◦	Kelson Capital, LLC, equity capital advisors.

Subsequent Event – Advertiser Share Sales

KHBH, LLC a Kevin Harrington TV affiliate, acquired 900,000 Class B common shares, at par, from GolfSuites during the first quarter of 2024. After the transaction GolfSuites owns 17,100,000 Class B common shares. Kevin Harrington TV advises the Company on marketing, internet, social media, and public relations. Mr. Harrington is a paid advertiser for Reg A share sales.

Subsequent Event – Franchising

In the second quarter of 2024, the Company formed GolfSuites Franchising, LLC (“Franchising”), as a wholly-owned subsidiary. Franchising will be used to franchise, to independent owner-operators, the new 19th Hole brand.

Subsequent Event - Management’s Evaluation

Management has evaluated subsequent events through, April 29, 2024, the date these financial statements were issued.  Based on this evaluation, no other material subsequent events were identified which would require adjustment or disclosure in the financial statements of December 31, 2023.

Item 8.

INDEX TO EXHIBITS

The documents listed in the Exhibit Index of this report are incorporated by reference or are filed with this report, in each case as indicated below.

2.1	Second Certificate of Amendment to the Amended and Restated Certificate of Incorporation (1)
2.2	Certificate of Amendment to the Amended and Restated Certificate of Incorporation (4)
2.3	Amended and Restated Certificate of Incorporation (3)
2.4	Bylaws (3)
4.1	Form of Subscription Agreement (9)
6.1	Management Services Agreement between GolfSuites 1, Inc. and KGEM Golf, Inc. dated January 17, 2019 (3)
6.2	MIP Agreement dated August 2020 (1)
6.3	MIP Agreement dated August 2021 between the company, GolfSuites Baton Rouge and the Purchaser (5)
6.4	4ORE Golf Lease Agreement dated November 2018 (1)
6.5	Assignment of LLC interest and Amendment to LLC Agreement of GolfSuites Tulsa, LLC dated December 31, 2020 (1)
6.6	Lease Agreement between Onefire Holding Company, LLC, and GolfSuites Tulsa, LLC, dated September 13, 2019 (1)
6.7	Lease Amendment Agreement between Onefire Holding Company, LLC and GolfSuites Tulsa, LLC dated March 5, 2020 (1)
6.8	GolfSuites Baton Rouge Lease Agreement dated February 9, 2021 (5)
6.9	GolfSuites Madison Operating Agreement dated May 5, 2022 (6)
6.10	Promissory Noted dated August 18, 2023 between GolfSuites Auburn LLC and Michael Sierra and Cynthia Coto Sierra as Co-Trustees of the Sierra CPT Trust in the amount of $680,000 (7)
6.11	GolfSuites City Club 1, LLC Lease Agreement dated September 21, 2023 (9)
11.1	Auditors Consent

(1)	Filed as an exhibit to the GolfSuites 1, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11408).

(2)	Filed as an exhibit to the GolfSuites 1, Inc. Form 1-K, dated April 30, 2021 (Commission File No. 24R-00224).

(3)	Filed as an exhibit to the GolfSuites 1, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10939).

(4)	Filed as an exhibit to the GolfSuites 1, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10938).

(5)	Filed as an exhibit to the GolfSuites 1, Form 1-SA, dated September 16, 2021 (Commission File No. 24R-00224).

(6)	Filed as an exhibit to this GolfSuites 1, Form 1-SA, dated September 27, 2022(Commission File No. 24R-00224).

(7)	Filed as an exhibit to this GolfSuites 1, Form 1-SA, dated September 27, 2023 (Commission File No. 24R-00224).

(8)	Filed as an exhibit to this GolfSuites 1, Inc. Regulation A Offering Statement on Form 1-A dated October 19, 2023 (Commission File No. 024-12341).

(9)	Filed as an exhibit to this GolfSuites 1, Inc. Regulation A Offering Statement on Form 1-A dated January 4, 2024 (Commission File No. 024-12341).

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in Riverview, State of Florida, on May 1, 2024.

GolfSuites 1, Inc.

/s/ Gerald Ellenburg

By Gerald Ellenburg
CEO of GolfSuites 1, Inc.

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

/s/ Gerald Ellenburg

Gerald Ellenburg, Chief Executive Officer, Chief Financial Officer, Chief Accounting Officer, Director

Date: May 1, 2024

/s/ Ryan Ellenburg

Ryan Ellenburg, Director

Date: May 1, 2024